UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 3)

Care.com, Inc.

(Name of Subject Company (Issuer))

Buzz Merger Sub Inc.

(Offeror)

A wholly-owned subsidiary of

IAC/InterActiveCorp

(Parent of Offeror)

(Names of Filing Persons (identifying status as Offeror, Issuer or Other Person))

Common Stock, par value $0.001 per share (“Common Shares”)

Series A Convertible Preferred Stock, $0.001 par value per share (“Preferred Shares”)

(Title of Class of Securities)

141633107 (Common Shares)

None (Preferred Shares)

(CUSIP Number of Class of Securities)

Gregg Winiarski

Executive Vice President, General Counsel & Secretary

IAC/InterActiveCorp

555 West 18th Street

New York, New York 10011

(212) 314-7300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Brandon Van Dyke

Richard L. Oliver

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

(212) 735-3000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$624,571,226	$81,070

*

Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated as the sum of (i) 33,288,814 Common Shares of Care.com, Inc. (“Care.com”) outstanding multiplied by $15.00, (ii) 46,350 Preferred Shares of Care.com outstanding multiplied by $1,813.29, (iii) 2,415,926 Common Shares issuable pursuant to outstanding options with an exercise price less than the price of $15.00 per share, multiplied by $8.06 (which is the price of $15.00 minus the weighted average exercise price for such options of $6.94 per share) and (iv) 1,448,044 Common Shares subject to issuance pursuant to outstanding Care.com restricted stock units multiplied by $15.00. The calculation of the filing fee is based on information provided by Care.com as of January 8, 2020, the most recent practicable date.

**

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2020, effective October 1, 2019, by multiplying the transaction value by 0.0001298.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Securities Exchange Act of 1934 and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $81,070	Filing Party: Buzz Merger Sub Inc. and IAC/InterActiveCorp
Form or Registration No.: Schedule TO	Date Filed: January 13, 2020

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third-party tender offer subject to Rule 14d-1. ☐ issuer tender offer subject to Rule 13e-4. ☐ going-private transaction subject to Rule 13e-3. ☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐             Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐             Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Buzz Merger Sub Inc., a Delaware corporation (“Purchaser”), and IAC/InterActiveCorp, a Delaware corporation (“Parent”), with the United States Securities and Exchange Commission on January 13, 2020 (together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer by Purchaser to purchase  (the “Offer”) (i) all outstanding shares of common stock, par value $0.001 per share (the “Common Shares”), of Care.com, Inc., a Delaware corporation (“Care.com” or the “Company”), at a price per Common Share of $15.00 and (ii) all outstanding shares of Series A Convertible Preferred Stock, par value $0.001 per share (the “Preferred Shares”), of Care.com, at (x) 150% of the Liquidation Preference per share, as specified in the Certificate of Designations for the Preferred Shares (the “Certificate of Designations”), plus (y) Accrued and Unpaid Dividends payable in respect of such Preferred Shares, as specified in the Certificate of Designations, in the case of clauses (x) and (y), calculated as of and including the expiration date for the Offer, pursuant to the terms of the Certificate of Designations, in each case, net to the holder in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions described in the Offer to Purchase, dated January 13, 2020 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”), which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Purchaser is a wholly-owned subsidiary of Parent. This Amendment is being filed on behalf of Parent and Purchaser. Unless otherwise indicated, references to sections in this Amendment are references to sections of the Offer to Purchase.

Items 1 through 11.

The information set forth in the Offer to Purchase under “The Tender Offer—Section 15—Certain Legal Matters; Regulatory Approvals” and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding the following paragraph after the end of the subsection titled “Antitrust” which begins on page 49 of the Offer to Purchase:

“The required Phase I review period under the Austrian Competition Act with respect to the Offer and the Merger expired on February 7, 2020, and no Phase II request was filed. Accordingly, the condition of the Offer relating to obtaining approval under the Austrian Competition Act has been satisfied as from February 8, 2020.”

The information set forth in the Offer to Purchase and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

“At one minute after 11:59 p.m., Eastern Time, on February 10, 2020, the Offer expired. Computershare Trust Company, N.A., the Depositary for the Offer, has advised Purchaser that, as of the expiration date for the Offer, a total of approximately 26,256,871 Common Shares and 46,350 Preferred Shares, collectively representing approximately 81.3% of the voting power represented by the outstanding Common Shares and Preferred Shares (voting on an as-converted basis in accordance with the Certificate of Designations for the Preferred Shares), were validly tendered and not properly withdrawn in the Offer, including 618,484 Common Shares tendered pursuant to guaranteed delivery procedures.

As of the Expiration Date, the number of Shares validly tendered and not properly withdrawn pursuant to the Offer satisfied the Minimum Tender Condition, and all other conditions to the Offer were satisfied or waived. Purchaser has accepted for payment, and expects to as soon as practicable pay for, all Shares validly tendered and not properly withdrawn prior to the Expiration Date.

Parent and Purchaser completed the acquisition of the Company on February 11, 2020 by consummating the Merger pursuant to the Merger Agreement without a meeting of stockholders of the Company in accordance with Section 251(h) of the DGCL. As of the effective time of the Merger, each Share issued and outstanding immediately prior to such time (other than any (i) Shares held in the treasury of the Company, (ii) Shares that at the commencement of the Offer were owned by Parent or Purchaser, or any direct or indirect wholly-owned subsidiaries of Parent or Purchaser, (iii) Shares irrevocably accepted for payment in the Offer and (iv) Shares held by the Company’s stockholders who properly demanded and perfected appraisal rights under Delaware law, which were cancelled and for which no payment was delivered) was converted into the right to receive an amount in cash equal to the Offer Price, payable net to the holder in cash, without interest, subject to any withholding of taxes as required by applicable law.

Following consummation of the Merger, the Common Shares will be delisted and will cease to trade on the NYSE. Parent and Purchaser intend to take steps to cause the termination of the registration of the Common Shares under the Exchange Act and suspend all of the Company’s reporting obligations under the Exchange Act as soon after consummation of the Merger as the requirements for termination of registration are met.

On February 11, 2020, Parent issued a press release announcing the expiration and results of the Offer. The full text of the press release is attached as Exhibit (a)(5)(G) hereto, and is incorporated herein by reference.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(G)	Press Release issued by Parent, dated February 11, 2020

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2020

IAC/INTERACTIVECORP

By:	/s/ Gregg Winiarski
Name:	Gregg Winiarski
Title:	Executive Vice President and General Counsel

BUZZ MERGER SUB INC.

By:	/s/ Gregg Winiarski
Name:	Gregg Winiarski
Title:	Vice President and Assistant Secretary

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated January 13, 2020*

(a)(1)(B)	Form of Letter of Transmittal*

(a)(1)(C)	Form of Notice of Guaranteed Delivery*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(F)	Form of Summary Advertisement, published in The New York Times on January 13, 2020*

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)(A)

Joint Press Release of Parent and the Company, dated December 20, 2019 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on December 20, 2019)*

(a)(5)(B)

E-Communication Sent to Employees of the Company on December 20, 2019 (incorporated by reference to the Schedule 14D-9C filed by the Company with the Securities and Exchange Commission on December 23, 2019)*

(a)(5)(C)

Q&A Provided to Employees of the Company, dated as of December 20, 2019 (incorporated by reference to the Schedule 14D-9C filed by the Company with the Securities and Exchange Commission on December 23, 2019)*

(a)(5)(D)	Letter to Care@Work Clients, dated as of December 20, 2019 (incorporated by reference to the Schedule 14D-9C filed by the Company with the Securities and Exchange Commission on December 23, 2019)*

(a)(5)(E)	Letter to HomePay Clients, dated as of December 20, 2019 (incorporated by reference to the Schedule 14D-9C filed by the Company with the Securities and Exchange Commission on December 23, 2019)*

(a)(5)(F)	Joint Press Release issued by Parent and Care.com, dated January 13, 2020, announcing commencement of the Offer*

(a)(5)(G)	Press Release issued by Parent, dated February 11, 2020

(b)	Not applicable

(d)(1)	Agreement and Plan of Merger, dated as of December 20, 2019, among Parent, Purchaser and the Company*

(d)(2)

Form of Support Agreement, dated as of December 20, 2019, entered into with the parties named on Schedule A thereto (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Parent with the Securities and Exchange Commission on December 23, 2019)*

(d)(3)	Confidentiality Agreement, dated as of October 14, 2019, as amended November 24, 2019, by and between the Company and Parent*

(g)	Not applicable

(h)	Not applicable

*              Previously filed.